UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2018

Commission File Number 000-51138

GRAVITY CO., LTD.

(Translation of registrant’s name into English)

15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

GRAVITY REPORTS SECOND QUARTER OF 2018 RESULTS AND BUSINESS UPDATES

Seoul, South Korea – July 27, 2018 – GRAVITY Co., Ltd. (NasdaqCM: GRVY)  (“Gravity” or “Company”), a developer and publisher of online and mobile games based in South Korea, today announced its unaudited financial results for the second quarter ended June 30, 2018, prepared in accordance with international Financial Reporting Standards as issued by the International Accounting Standards Board.

SECOND QUARTER 2018 HIGHLIGHTS

•

Total revenues were KRW 63,026 million (US$ 56,688 thousand), representing a 5.0% decrease from the first quarter ended March 31, 2018 (“QoQ”) and a 133.2% increase from the second quarter ended June 30, 2017 (“YoY”).

•	Operating profit was KRW 8,323 million (US$ 7,486 thousand), representing a 72.7% increase QoQ and a 90.3% increase YoY.
•	Profit before income tax expenses was KRW 8,642 million (US$ 7,773 thousand), representing a 68.9% increase QoQ and a 89.5% increase YoY.
•	Net profit attributable to parent company was KRW 6,615 million (US$ 5,949 thousand), representing a 86.4% increase QoQ and a 86.1% increase YoY.

REVIEW OF SECOND QUARTER 2018 FINANCIAL RESULTS

Revenues

Subscription revenues for the second quarter of 2018 were KRW 6,116 million (US$ 5,501 thousand), representing a 31.3% decrease QoQ from KRW 8,896 million and a 37.5% decrease YoY from KRW 9,786 million. The decrease QoQ was mainly attributable to decreased revenues from Ragnarok Online in Korea and Taiwan, and Ragnarok Prequel in Taiwan. The decrease YoY was largely due to decreased revenues from Ragnarok Prequel and Ragnarok Online in Taiwan and the United States and Canada and Dragonica in Taiwan.

Royalty and license fee revenues for the second quarter of 2018 were KRW 3,209 million (US$ 2,886 thousand), representing a 30.5% decrease QoQ from KRW 4,619 million and a 9.5% decrease YoY from KRW 3,546 million. The decrease QoQ was primarily due to the decreased revenue of Ragnarok Online in Japan. The decrease YoY resulted mainly from decreased revenues from Ragnarok Online in Indonesia, Japan and Thailand.

Mobile game and application revenues were KRW 51,789 million (US$ 46,581 thousand) for the second quarter of 2018, representing a 0.8% increase QoQ from KRW 51,396 million and a 323.1% increase YoY from KRW 12,239 million. The QoQ increase was mainly due to increased revenue from Ragnarok M in Korea, which was launched on March 14, 2018. This increase was partially offset by decreased revenues from Ragnarok M in Taiwan and RO: Idle Poring in global markets except for China and Japan and Ragnarok R in Taiwan and Korea. The increase YoY was primarily due to revenue contribution of Ragnarok M in Korea and Taiwan and RO: Idle Poring in global markets except for China and Japan, which partially offset by decreased revenues from Ragnarok R in Taiwan, Korea, and Thailand.

Character merchandising and other revenues were KRW 1,912 million (US$ 1,720 thousand) for the second quarter of 2018, representing 36.6% increase from KRW 1,400 million and a 31.2% increase YoY from KRW 1,457 million.

Cost of Revenue

Cost of revenue was KRW 43,150 million (US$ 38,811 thousand) for the second quarter of 2018, representing a 5.8% decrease QoQ from KRW 45,784 million and a 185.5% increase YoY from KRW 15,116 million. The decrease QoQ was mainly due to decreased commission paid for mobile game services, which was partially offset increased outsourcing fees and salaries. The increase YoY was mostly from increased commission paid for mobile game services related to Ragnarok M in Taiwan and Korea and outsourcing fees.

Operating Expenses

Operating expenses were KRW 11,553 million (US$ 10,391 thousand) for the second quarter of 2018, representing a 26.4% decrease QoQ from KRW 15,707 million and a 53.2% increase YoY from KRW 7,539 million. The decrease QoQ was mainly attributable to decreased advertising expenses for marketing for Ragnarok M and RO: Idle Poring in Korea. The increase YoY was mostly increased advertising expenses for Ragnarok M in Korea and research and development expenses related to mobile games.

Profit before income tax expenses

Profit before income tax expenses was KRW 8,642 million (US$ 7,773 thousand) for the second quarter of 2018 compared with profit before income tax expense of KRW 5,117 million for the first quarter of 2018 and profit before income tax expenses of KRW 4,560 million for the second quarter of 2017.

Net Profit

As a result of the foregoing factors, Gravity recorded a net profit attributable to parent company of KRW 6,615 million (US$ 5,949 thousand) for the second quarter of 2018 compared with net profit attributable to parent company of KRW 3,549 million for the first quarter of 2018 and a net profit attributable to parent company of KRW 3,555 million for the second quarter of 2017.

Liquidity

The balance of cash and cash equivalents and short-term financial instruments was KRW 67, 906 million (US$ 61,078 thousand) as of June 30, 2018.

Note: For convenience purposes only, the KRW amounts have been expressed in U.S. dollars at the exchange rate of KRW 1,111.79 to US$ 1.00, the noon buying rate in effect on June 29, 2018 as quoted by the Federal Reserve Bank of New York.

GRAVITY BUSINESS UPDATE

Ragnarok Online IP-based Games

•	Ragnarok M, a MMORPG mobile game

During October 2018, Gravity plans to offer Ragnarok M globally except for Taiwan, Hong Kong, Macau, Korea, Japan and China. Ragnarok M has been one of the top mobile games in Taiwan since its launch on October 12, 2017; and in Korea since its launch on March 14, 2018. Gravity expects to launch Ragnarok M in Japan after the global launch. The launch schedule is to be announced in the future.

•	Ragnarok R, a card RPG mobile game

The Company expects to launch Ragnarok R in Indonesia in 2018.

•	Other Ragnarok Online IP-based games

A 3D MO Action RPG mobile game, Spear of Odin, is expected to be launched in Philippines, Singapore, Malaysia, Indonesia, Thailand and Vietnam in 2018. Such game is locally named as Ragnarok Dungeon Survivor in Thailand and Vietnam. The company conducted a closed beta test(“CBT”) in Philippines, Singapore, Malaysia and Indonesia in July 2018.

Ragnarok Online

The Company plans to re-launch Ragnarok Online in Russia and CIS countries in 2018. A CBT is currently being conducted in Russia and CIS countries, which will be completed by August 7, 2018.

Ragnarok Zero, a new version of Ragnarok Online is scheduled to be launched in Vietnam. Gravity is currently offering such game in Korea.

DR management plan

•	Gravity Announces 2-for-1 American Depository Shares (“ADS”) Split

The Company announced today that its Board of Directors has approved a ratio change of its American Depositary Shares(“ADSs”) to common shares from one ADS to two common shares (1:2) to one ADS to one common share (1:1), effective as of August 27, 2018. The ratio change will have the same effect as a 2-for-1 split of its ADSs. The ADS split will have no effect on its common shares.

•	Gravity Announces Transferring to Global Market from Capital Market

The Company today announced that Gravity determined to transfer its listing to The NASDAQ Global Market® (“Global Market”) from The NASDAQ Capital Market®. The Company’s ADS will begin trading on Global Market effective at the start of trading on August 27, 2018.

The transfer of the Company’s listing to Global Market is not expected to have any impact on trading in the Company’s ADS, and the Company’s ADS will continue to trade on NASDAQ under the symbol ‘GRVY’.

Investor Presentation

Gravity issued an investor presentation. The presentation contains the Company’s recent business updates, results of the second quarter in 2018 and Gravity’s business plan. The presentation can be found on the Company’s website under the IR Archives section at http://www.gravity.co.kr/en/ir/pds/list.asp. Korean and Japanese versions of the presentation are also provided on the website.

About GRAVITY Co., Ltd. ---------------------------------------------------

Based in Korea, Gravity is a developer and publisher of online and mobile games. Gravity's principal product, Ragnarok Online, is a popular online game in many markets, including Japan and Taiwan, and is currently commercially offered in 81 markets and countries. For more information about Gravity, please visit http://www.gravity.co.kr.

Forward-Looking Statements:

Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe”, “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our annual report for the fiscal year ended December 31, 2017 on Form 20-F, together with such other documents that we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contact:

Mr. Heung Gon Kim
Chief Financial Officer
Gravity Co., Ltd.
Email: kheung@gravity.co.kr

Ms. Sang Eun Sung
IR Manager
Gravity Co., Ltd.
Email: ir@gravity.co.kr
Telephone: +82-2-2132-7800

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GRAVITY Co., Ltd.

Consolidated Statements of Financial Position

(In millions of KRW and thousands of US$)

	As of
	31-Dec-17		30-Jun-18
	KRW	US$	KRW	US$
	(audited)	(unaudited)	(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	39,095	35,164	44,406	39,941
Short-term financial instruments	22,500	20,238	23,500	21,137
Accounts receivable, net	42,168	37,928	28,008	25,191
Other receivables, net	698	628	41	38
Prepaid expenses	3,027	2,723	3,352	3,015
Other current assets	1,383	1,243	1,830	1,646
Total current assets	108,871	97,924	101,137	90,968
Property and equipment, net	946	851	1,329	1,195
Intangible assets	1,036	932	520	468
Deferred tax assets	3,036	2,731	3,036	2,731
Other non-current financial assets	1,394	1,254	1,453	1,307
Other non-current assets	600	540	723	650
Total assets	115,883	104,232	108,198	97,319
Liabilities and Equity
Current liabilities:
Accounts payable	44,410	39,945	29,028	26,109
Deferred revenue	16,100	14,481	15,177	13,651
Withholdings	1,439	1,294	2,156	1,939
Accrued expense	1,037	933	930	837
Income tax payable	1,628	1,464	634	570
Other current liabilities	130	117	118	106
Total current liabilities	64,744	58,234	48,043	43,212
Long-term deferred revenue	6,581	5,919	5,509	4,955
Other non-current liabilities	560	504	567	510
Total liabilities	71,885	64,657	54,119	48,677
Share capital	3,474	3,125	3,474	3,125
Capital surplus	27,164	24,433	27,164	24,433
Other components of equity	(40)	(36)	(83)	(75)
Retained earnings (Accumulated deficit)	13,962	12,558	24,126	21,700
Equity attributable to owners of the Parent Company	44,560	40,080	54,681	49,183
Non-controlling interest	(562)	(505)	(602)	(541)
Total equity	43,998	39,575	54,079	48,642
Total liabilities and equity	115,883	104,232	108,198	97,319

* For convenience purposes only, the KRW amounts are expressed in U.S. dollars at the rate of KRW 1,111.79 to US$ 1.00, the noon buying rate in effect on June 29, 2018 as quoted by the Federal Reserve Bank of New York.

GRAVITY Co., Ltd.

Consolidated Statements of Comprehensive Income

(In millions of KRW and thousands of US$ except for share and ADS data)

	Three months ended				Six months ended
	31-Mar-18	30-Jun-17	30-Jun-18		30-Jun-17	30-Jun-18
	(KRW)	(KRW)	(KRW)	(US$)	(KRW)	(KRW)	(US$)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Online games-subscription revenue	8,896	9,786	6,116	5,501	19,641	15,012	13,503
Online games-royalties and license fees	4,619	3,546	3,209	2,886	8,021	7,828	7,040
Mobile games and applications	51,396	12,239	51,789	46,581	20,302	103,185	92,810
Character merchandising and other revenue	1,400	1,457	1,912	1,720	2,416	3,312	2,979
Total net revenue	66,311	27,028	63,026	56,688	50,380	129,337	116,332
Cost of revenue	45,784	15,116	43,150	38,811	28,791	88,934	79,992
Gross profit	20,527	11,912	19,876	17,877	21,589	40,403	36,340
Operating expenses:
Selling, general and administrative	13,827	6,577	9,470	8,518	12,105	23,297	20,954
Research and development	1,874	1,041	1,742	1,567	1,904	3,616	3,252
Others, net	6	(79)	341	306	(92)	347	313
Total operating expenses	15,707	7,539	11,553	10,391	13,917	27,260	24,519
Operating profit	4,820	4,373	8,323	7,486	7,672	13,143	11,821
Finance income(costs):
Finance income	590	382	892	802	917	1,482	1,333
Finance costs	(293)	(195)	(573)	(515)	(647)	(866)	(779)
Profit before income tax	5,117	4,560	8,642	7,773	7,942	13,759	12,375
Income tax expenses(profits)	1,593	1,017	2,042	1,837	2,245	3,635	3,269
Profit for the year	3,524	3,543	6,600	5,936	5,697	10,124	9,106
Profit attributable to:
Non-controlling interest	(25)	(12)	(15)	(13)	(28)	(40)	(36)
Owners of Parent company	3,549	3,555	6,615	5,949	5,725	10,164	9,142
Earning per share
- Basic and diluted	511	512	952	0.86	824	1,463	1.32
Weighted average number of shares outstanding
- Basic and diluted	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900
Earning per ADS(1)
- Basic and diluted	1,022	1,024	1,904	1.72	1,648	2,926	2.64

* For convenience, the KRW amounts are expressed in U.S. dollars at the rate of KRW 1,111.79 to US$1.00, the noon buying rate in effect on June 29, 2018 as quoted by the Federal Reserve Bank of New York.

(1) Each ADS represents two common shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY CO., LTD.

By:	/s/ Heung Gon Kim
Name:	Heung Gon Kim
Title:	Chief Financial Officer

Date: July 27, 2018